Exhibit 99.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Zhihu Inc.

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(NYSE: ZH; HKEX: 2390)

INTERIM RESULTS ANNOUNCEMENT

FOR THE SIX MONTHS ENDED JUNE 30, 2022

The board (the “Board”) of directors (the “Directors”) of Zhihu Inc. (the “Company”) is pleased to announce the unaudited condensed interim consolidated results of the Company, its subsidiaries and consolidated affiliated entities (the “Group”) for the six months ended June 30, 2022 (the “Reporting Period”), together with the comparative figures for the corresponding period in 2021. These interim results have been prepared in accordance with accounting principles generally accepted in the United States of America (the “U.S. GAAP”). The unaudited condensed interim consolidated financial information for the six months ended June 30, 2022 was reviewed by PricewaterhouseCoopers, the independent auditor of the Company, in accordance with International Standard on Review Engagements 2410, “Review of interim financial information performed by the independent auditor of the entity ”.

In this announcement, “we,” “us,” and “our” refer to the Company and where the context otherwise requires, the Group (as defined under the “General Information” section).

FINANCIAL PERFORMANCE HIGHLIGHTS

	For the Six Months Ended June 30,
	2022	2021	Change (%)
	(Unaudited)	(Unaudited)
	(RMB in thousands, except percentages)
Total revenues	1,579,243	1,116,638	41.4%
Gross profit	735,145	649,224	13.2%
Loss from operations	(1,108,844)	(692,999)	60.0%
Net loss	(1,101,304)	(645,777)	70.5%

Non-GAAP financial measure:
Adjusted net loss	(811,200)	(393,905)	105.9%

	For the Six Months Ended June 30,
	2022	2021	Change (%)

	(in millions)
Average monthly active users (MAUs)(1)	103.7	89.7	15.7%
Average monthly paying members(2)	7.7	4.4	75.8%

Notes:

(1)	MAUs refers to the sum of the number of mobile devices that launch our mobile app at least once in a given month, or mobile MAUs, and the number of logged-in users who visit our PC or mobile website at least once in a given month, after eliminating duplicates.

(2)	Average monthly paying members for a period is calculated by dividing the sum of monthly paying members for each month during the specified period by the number of months in such period.

Non-GAAP Financial Measure

In evaluating its business, the Company considers and uses adjusted net loss, a non-GAAP financial measure, to supplement the review and assessment of its operating performance. The Company defines adjusted net loss as net loss adjusted for the impact of share-based compensation expenses, amortization of intangible assets resulting from business acquisition, and tax effects of the non-GAAP adjustments, which are non-cash expenses. The Company believes that the non-GAAP measure facilitates comparisons of operating performance from period to period and company to company by adjusting for potential impacts of items, which the Company’s management considers to be indicative of its operating performance. The Company believes that the non-GAAP financial measure provides useful information to investors and others in understanding and evaluating the Company’s consolidated results of operations in the same manner as it helps the Company’s management.

The non-GAAP financial measure is not defined under U.S. GAAP and is not presented in accordance with U.S. GAAP. The presentation of the non-GAAP financial measure may not be comparable to similarly titled measure presented by other companies. The use of the non-GAAP measure has limitations as an analytical tool, and investors should not consider it in isolation from, or as a substitute for analysis of, our results of operations or financial condition as reported under U.S. GAAP.

The following table sets forth the unaudited reconciliation of adjusted net loss for the periods indicated to net loss, the nearest measure prepared in accordance with U.S. GAAP.

	For the Six Months Ended June 30,
	2022	2021
	(Unaudited)	(Unaudited)
	(RMB in thousands)
Net loss	(1,101,304)	(645,777)
Add:
Shared-based compensation expenses	286,504	251,872
Amortization of intangible assets resulting from business acquisition	4,800	–
Tax effects on non-GAAP adjustments	(1,200)	–

Adjusted net loss	(811,200)	(393,905)

BUSINESS REVIEW AND OUTLOOK

Business Review for the Reporting Period

We delivered solid financial and operating results in the first half of 2022 despite the recent COVID-19 situation and macroeconomic condition. Zhihu is a leading online content community where people come to find solutions, make decisions, seek inspiration, and have fun. With the “Community Ecosystem Comes First” strategy, we continued to cultivate the creation of fulfilling content, enhance the experience of our users and content creators, upgrade our technical infrastructure, and further enhance community culture. As we continued to iterate our infrastructure and algorithm, we further enhanced our capability of understanding of our users, allowing us to address their needs more accurately. At the same time, our refined content creation utilities and operations as well as our strengthened content creator support helped further encourage content creation. All the above effectively contributed to boost the sustained vitality and prosperity of our community ecosystem. We had an average MAUs of 103.7 million in the first half of 2022, and our 59.1 million cumulative content creators contributed 461.9 million Q&As covering over 1,000 verticals as of June 30, 2022.

Our content-centric business model continued to demonstrated its significant growth potential in the first half of 2022, with total revenues increasing by 41.4% year-over-year to RMB1.6 billion. In particular, our content-commerce solutions services recorded sequential increases in both the number of end-customers and average spending per content-commerce solutions customer in the second quarter of 2022, promptly benefiting from a recovering level of demand towards the end of the first half of 2022. Paid membership growth momentum remained strong with an increase in revenue of 75.1% in the first half on a year-over-year basis, and vocational training further increased its contribution to our total revenues. The multiple growth engines in our business model position us well for strong, resilient, and sustainable growth. In addition, through prudent cost control, we effectively improved our operational efficiency and bottom-line performance.

Zhihu Content

We believe that the quality of Zhihu content is vital to our business. We have been further deepening our comprehension of the content ecosystem by revealing the intrinsic value of the Zhihu content through what we refer to as the “fulfillness” approach. This deepened comprehension is continually iterated through input from our operations and technology teams. We leverage a technology-driven approach to optimize the operation of such content and follow up to re-assess such content. We will continue to apply our technological capabilities, including artificial intelligence, natural language processing, and machine learning to further develop our “fulfillness” approach.

We continued to launch, from time to time, various initiatives and campaigns to further enhance the depth, breadth, and relevance of the Zhihu content, including seeking to diversify our content formats, such as thoughts, video and live-streaming, to fit into multi-scenario needs of our users. These content formats have become increasingly popular among our users and effectively accommodate their evolving tastes and demands. In addition, we diligently expand premium content offerings to satisfy the demand of our increasing subscribing members, which incentivizes the growth of our subscribing members and strengthens our brand image.

Zhihu Users

Our content continued to enable us to expand our diverse and highly engaged user base, while maintaining high user engagement and loyalty. We continued to follow a systematic approach in regard to our user growth management. In particular, we seamlessly integrate our growth management strategies with all aspects of our operations, including our brand building efforts. Our product, content, community culture, technology, and sales and marketing teams collaborate closely with our growth management team to align and execute our user growth strategies and ensure optimized user acquisition.

We strategically deploy multi-dimensional user growth strategies to complement our word-of-mouth referrals, such as brand marketing, targeted campaigns, and pre-installations on mobile devices. To keep up with the dynamic market conditions and competitive landscape, we continually review and refine our user growth strategy. We also combine our user growth efforts with various scenario-oriented campaigns leveraging our rich and deep content portfolio. Our content-centric approach to boost our brand recognition and marketing also includes cooperation with celebrities, targeted event campaigns, and fans events, as well as collaboration with major TV stations and online video platforms in China.

We are delighted to see encouraging performance across a range of user growth metrics, including our users base and user engagement. Our average MAUs increased by 15.7% from 89.7 million in the first half of 2021 to 103.7 million in the first half of 2022. Average monthly viewers grew by 18.0% from 485.9 million in the first half of 2021 to 573.5 million in the in the first half of 2022. Our users are highly engaged, as our 100.0 million average mobile MAUs in the first half of 2022 generated 416.9 million average monthly engagements within our vibrant community during the same period. Our users are young and diversified. As of June 30, 2022, 73.8% of our average MAUs were under 30, and female users accounted for 47.0% of our MAUs in June 2022. Furthermore, we see a robust and rising user growth in lower-tier cities – in June 2022, 44.0% of our MAUs are in tier 1 or new tier 1 cities and 56.0% are in tier 2 cities or other cities in China1.

Content Creators

The Zhihu brand has inspired our users to contribute and become content creators. Our users and content creators function in a complementary manner in our content ecosystem, sharing their collective intelligence to create a marketplace of answers. We strive to continually empower them to generate content and encourage content diversity. Our efforts in discovering, developing, and supporting content creators help realize and enhance the potential of each content creator regardless of one’s background or field of specialty, allowing us to continually convert more users into content creators.

1	City tiers are determined on a study published in 2021 by China Business Network, a finance media company in China. In particular, tier 1 cities refer to Shanghai, Beijing, Shenzhen, and Guangzhou; new tier 1 cities refer to Chengdu, Hangzhou, Chongqing, Xi’an, Suzhou, Wuhan, Nanjing, Tianjin, Zhengzhou, Changsha, Dongguan, Foshan, Ningbo, Qingdao, and Shenyang; tier 2 cities refer to Hefei, Kunming, Wuxi, Xiamen, Jinan, Fuzhou, Wenzhou, Dalian, Harbin, Changchun, Quanzhou, Shijiazhuang, Nanning, Jinhua, Guiyang, Nanchang, Changzhou, Jiaxing, Zhuhai, Nantong, Huizhou, Taiyuan, Zhongshan, Xuzhou, Shaoxing, Taizhou, Yantai, Lanzhou, Weifang, and Linyi.

We continued to support the different needs of content creators at different stages. In addition, we continued to provide ongoing support and guidance to content creators to increase the frequency of content creation, including rewarding them financially from their creative works through various channels. For example, we launched Haiyan Plan 4.0, a refined content creator support scheme, in May 2022, which provides our content creators with an array of functional tools, better traffic support, and streamlined access to diversified monetization channels. As of June 30, 2022, Zhihu had 59.1 million cumulative content creators, who had contributed 461.9 million Q&As covering over 1,000 verticals.

Monetization

The ever-growing Zhihu content provides us with an avenue for monetization. Our content-centric monetization channels currently include online advertising, paid membership, content-commerce solutions, vocational training, and other services such as e-commerce related services. We continued to improve the capabilities of our current monetization channels by improving the effectiveness of online advertising based on more accurate distribution to users and more diverse advertising products, expanding our premium content library for paid membership services, and providing merchants and brands with better content-centric marketing solutions and higher marketing effectiveness. For a detailed discussion of our results, see “Management Discussion and Analysis.”

Dual-Primary Listing in Hong Kong

On April 22, 2022, we successfully listed our Class A ordinary shares on the Main Board of the Hong Kong Stock Exchange under the stock code “2390”.

Important Events After the Reporting Period

Save as disclosed herein, there was no significant event that might affect the Company after the Reporting Period and up to the date of this announcement.

Business Outlook

Looking ahead to the second half of 2022, we will continue to enhance our content offerings and empower our content creators, further expand and retain our user base through our fulfilling content, strong brand, and superior user experience, and innovate service offerings within our ecosystem and unlock more consumption scenarios that catalyze sustainable long-term development. We will continue to execute our cost control measures in a disciplined manner to further enhance our operating efficiency and drive the healthy and sustainable growth of our business for the long run.

MANAGEMENT DISCUSSION AND ANALYSIS

	For the Six Months Ended June 30,
	2022	2021
	(Unaudited)	(Unaudited)
	(RMB in thousands)
Revenues:
Advertising	454,914	462,002
Paid membership	492,838	281,444
Content-commerce solutions	467,241	328,276
Vocational training	85,671	9,635
Others	78,579	35,281

Total revenues	1,579,243	1,116,638

Cost of revenues	(844,098)	(467,414)

Gross profit	735,145	649,224

Selling and marketing expenses	(1,038,960)	(789,862)
Research and development expenses	(390,107)	(226,922)
General and administrative expenses	(414,922)	(325,439)

Total operating expenses	(1,843,989)	(1,342,223)

Loss from operations	(1,108,844)	(692,999)

Other income/(expenses):
Investment income	41,320	21,453
Interest income	19,835	11,578
Fair value change of financial instruments	(92,744)	10,610
Exchange gains	44,971	4,765
Others, net	2,931	933

Loss before income tax expense	(1,092,531)	(643,660)
Income tax expense	(8,773)	(2,117)

Net loss	(1,101,304)	(645,777)
Accretions of convertible redeemable preferred shares to redemption value	–	(170,585)

Net loss attributable to Zhihu Inc.’s shareholders	(1,101,304)	(816,362)

Other comprehensive income/(loss)
Foreign currency translation adjustments	160,977	(102,156)

Total other comprehensive income/(loss)	160,977	(102,156)

Total comprehensive loss	(940,327)	(747,933)

Accretions of convertible redeemable preferred shares to redemption value	–	(170,585)

Comprehensive loss attributable to Zhihu Inc.’s shareholders	(940,327)	(918,518)

Revenues

Our total revenues were RMB1.6 billion for the six months ended June 30, 2022, representing a growth of 41.4% from RMB1.1 billion in the same period of 2021. The increase was primarily driven by the expansion of our user base and increase of our average revenue per MAU. The following table sets forth a breakdown of our revenues by business line in absolute amounts and as percentages of our total revenues for the six months ended June 30, 2022 and 2021, respectively:

	For the six months ended June 30,
	2022		2021
	RMB	%	RMB	%
	(Unaudited)		(Unaudited)
	(in thousands, except percentages)
Revenues
Advertising	454,914	28.8	462,002	41.4
Paid membership	492,838	31.2	281,444	25.2
Content-commerce solutions	467,241	29.6	328,276	29.4
Vocational training(1)	85,671	5.4	9,635	0.9
Others(1)	78,579	5.0	35,281	3.1

Total	1,579,243	100.0	1,116,638	100.0

Note:

(1)	As we commenced to report revenue from vocational training business separately, revenue from vocational training and others for the six months ended June 30, 2021 have been retrospectively re-classified for purposes of presenting in this report.

Advertising revenue was RMB454.9 million for the six months ended June 30, 2022, compared with RMB462.0 million in the same period of 2021. The decrease primarily reflected the headwinds faced by the general online advertising industry in China due to, among other things, the general economic conditions and the COVID-19 pandemic situation in the first half of 2022. We are continuing to improve the effectiveness of online advertising based on more accurate distribution to appropriate users and more diverse advertising products.

Paid membership revenue was RMB492.8 million for the six months ended June 30, 2022, representing a growth of 75.1% from RMB281.4 million in the same period of 2021. The year-over-year increase was primarily attributable to increases in our overall user base and paying ratio for the period. The number of our average monthly paying members increased significantly from 4.4 million in the first half of 2021 to 7.7 million in the same period of 2022, demonstrating the attractiveness of our premium content library. We expect to further expand our paid membership services by continuing to enhance the quality of our premium content, including professionally generated content and professional user-generated content, and diversifying the spectrum of our premium content library.

Content-commerce solutions revenue was RMB467.2 million for the six months ended June 30, 2022, representing a growth of 42.3% from RMB328.3 million in the same period of 2021. The year-over-year growth was primarily driven by increases in both our user base and average content-commerce solutions revenue per MAU, reflecting our continued efforts to develop this business line. Formally launched in early 2020, our content-commerce solutions continued to demonstrate strong growth momentum, enabling merchants and brands to create commercial content about their products and services. Content-commerce solutions are seamlessly integrated with our content operations, and, despite the macroeconomic uncertainties, have proven to be a highly effective marketing approach for merchants and brands. We will continue to develop and grow the content-commerce solutions as we further expand our content portfolio.

Vocational training revenue was RMB85.7 million for the six months ended June 30, 2022, compared with RMB9.6 million in the same period of 2021. The year-over-year growth was primarily driven by a more diversified vocational training course offering, as well as the revenue contributions from companies we acquired in the second half of 2021.

Other revenues were RMB78.6 million for the six months ended June 30, 2022, compared with RMB35.3 million in the same period of 2021. The year-over-year increase was primarily attributable to the continued growth in e-commerce services, private label products, and book series offering. Benefiting from our rich content portfolio, we will continue to identify and introduce additional products and services in the foreseeable future.

Cost of Revenues

Cost of revenues increased to RMB844.1 million for the six months ended June 30, 2022 from RMB467.4 million in the same period of 2021. The increase was primarily due to an increase in content-related costs, as well as increases in staff costs and cloud services and bandwidth costs. The following table sets forth a breakdown of our cost of revenues in absolute amounts and as percentages of our total revenues for the six months ended June 30, 2022 and 2021, respectively:

	For the six months ended June 30,
	2022		2021
	RMB	%	RMB	%
	(Unaudited)		(Unaudited)
	(in thousands, except percentages)
Cost of revenues
Content and operational costs	408,593	25.9	194,068	17.4
Cloud service and bandwidth costs	203,447	12.9	150,611	13.5
Staff costs	110,042	7.0	52,469	4.7
Payment processing costs	54,447	3.4	30,448	2.7
Others	67,569	4.2	39,818	3.6

Total	844,098	53.4	467,414	41.9

Gross Profit and Margin

Gross profit was RMB735.1 million for the six months ended June 30, 2022, compared with gross profit of RMB649.2 million in the same period of 2021.

Gross margin for the six months ended June 30, 2022 was 46.6%, compared to 58.1% in the same period of 2021. The decrease in gross profit margin is primarily due to our continued efforts in broadening and enhancing content offerings for all of our users.

Operating Expenses

Total operating expenses were RMB1,844.0 million for the six months ended June 30, 2022, compared with RMB1,342.2 million in the same period of 2021.

Selling and marketing expenses were RMB1,039.0 million for the six months ended June 30, 2022, compared with RMB789.9 million in the same period of 2021. The increase was primarily due to higher promotion and advertising expenses related to attracting new users and strengthening Zhihu’s brand recognition.

Research and development expenses were RMB390.1 million for the six months ended June 30, 2022, compared with RMB226.9 million in the same period of 2021. The increase was primarily due to the higher headcount of research and development personnel, as we continued to invest in technology infrastructure and research and development.

General and administrative expenses were RMB414.9 million for the six months ended June 30, 2022, compared with RMB325.4 million in the same period of 2021. The increase was primarily due to an increase in the headcount of general and administrative personnel, as well as the expense related to our dual primary listing on the Hong Kong Stock Exchange.

Loss from Operations

Loss from operations was RMB1,108.8 million for the six months ended June 30, 2022, compared with RMB693.0 million in the same period of 2021.

Net Loss

Net loss was RMB1,101.3 million for the six months ended June 30, 2022, compared with RMB645.8 million in the same period of 2021.

Adjusted Net Loss (Non-GAAP)

Adjusted net loss, a non-GAAP financial measure, was RMB811.2 million for the six months ended June 30, 2022, compared with RMB393.9 million in the same period of 2021.

Implications of Exchange Rate Fluctuations

We recorded a loss of RMB92.7 million in fair value change of financial instruments for the six months ended June 30, 2022, compared with a gain of RMB10.6 million in the same period of 2021. The loss in the first half of 2022 was primarily attributable to the fair value change of financial instruments related to currency exchange options and forward contracts due to the appreciation of U.S. dollars against Renminbi in the second quarter of 2022.

We recorded an exchange gain of RMB45.0 million for the six months ended June 30, 2022, compared with RMB4.8 million in the same period of 2021, which was primarily due to the appreciation of U.S. dollars against Renminbi.

We recorded RMB161.0 million of other comprehensive income for the six months ended June 30, 2022, compared with RMB102.2 million of other comprehensive loss in the same period of 2021. Our other comprehensive income/loss included foreign currency translation adjustments. Such other comprehensive income recorded in the first half of 2022 reflected the increase in balance, expressed in Renminbi, of assets denominated in U.S. dollars held by our overseas subsidiaries whose functional currency is U.S. dollars as U.S. dollars appreciated against Renminbi during the period.

Liquidity and Capital Resources

During the six months ended June 30, 2022, we have financed our operations primarily through our existing cash and capital resource. Our cash and cash equivalents, term deposits, short-term investments and restricted cash decreased by 4.8% from RMB7.37 billion as of December 31, 2021 to RMB7.02 billion as of June 30, 2022.

The following table sets forth a summary of our cash flows for the periods indicated:

	For the Six Months Ended June 30,
	2022	2021
	(Unaudited)	(Unaudited)
	(RMB in thousands)
Net cash used in operating activities	(515,109)	(145,708)
Net cash provided by/(used in) investing activities	805,756	(3,480,867)
Net cash provided by financing activities	6,989	4,863,849
Effects of exchange rate changes on cash, cash equivalents and restricted cash	76,199	(96,051)

Net increase in cash, cash equivalents and restricted cash	373,835	1,141,223
Cash and cash equivalents at the beginning of the period	2,157,161	957,820

Cash, cash equivalents and restricted cash at the end of the period	2,530,996	2,099,043

Significant Investments

We did not have any significant investments in an investee company with a value of 5% or more of our total assets during the six months ended June 30, 2022.

Material Acquisitions and Disposals

We did not have any material acquisitions or disposals of subsidiaries, consolidated affiliated entities, or associated companies during the six months ended June 30, 2022.

Future Plans for Material Investments or Capital Assets

We did not have detailed future plans for significant investments or capital assets as of June 30, 2022.

Foreign Exchange Risk

Our expenditures are mainly denominated in Renminbi and, therefore, we are exposed to risks related to movements between Renminbi and U.S. dollars. We enter into several currency exchange options and forward contracts with certain commercial banks in PRC to mitigate the risks of foreign exchange gains/losses generated from the balances of cash and cash equivalents and term deposits denominated in U.S. dollars. Due to the appreciation of U.S. dollars against Renminbi in the second quarter of 2022, we record a loss of fair value change of financial instruments to currency exchange options and forward contracts on our unaudited condensed interim consolidated statement of operations and comprehensive loss. See “– Implications of Exchange Rate Fluctuations.”

To the extent that we need to convert U.S. dollars or other currencies into Renminbi for our operations, appreciation of Renminbi against U.S. dollars would have an adverse effect on the Renminbi amount we receive from the conversion. Conversely, if we decide to convert Renminbi into U.S. dollars or other currency for the purpose of making payments to suppliers or for dividends on our Class A ordinary shares or ADSs or for other business purposes, appreciation of U.S. dollars against Renminbi would have a negative effect on the U.S. dollar amounts available to us.

Interest Rate Risk

Our exposure to interest rate risk primarily relates to the interest income generated by excess cash, which is mostly held in interest-bearing bank deposits and wealth management products. Interest-earning instruments carry a degree of interest rate risk. We have not been exposed to material risks due to changes in market interest rates, and we have not used any derivative financial instruments to manage our interest risk exposure.

From time to time, we may invest the net proceeds that we receive from our overseas offerings in interest-earning instruments. Investments in both fixed-rate and floating rate interest-earning instruments carry a degree of interest rate risk. Fixed-rate securities may have their fair market value adversely impacted due to a rise in interest rates, while floating-rate securities may produce less income than expected if interest rates fall.

Contingent Liabilities

As of June 30, 2022, we did not have any material contingent liabilities.

Employees and Remuneration

As of June 30, 2022, we had 2,530 full-time employees. The following table sets forth the total number of our employees by function as of June 30, 2022:

Function	Number of Employees	Percentage
Content and Content-Related Operations	692	27.4%
Research and Development	1,022	40.4%
Sales and Marketing	573	22.6%
General Administration	243	9.6%

Total	2,530	100.0%

We offer employees competitive salaries, performance-based cash bonuses, regular awards, and long-term incentives. As required by PRC laws and regulations in respect of our PRC employment, we participate in housing fund and various employee social insurance plans that are organized by applicable competent authorities, including housing, pension, medical, work-related injury, maternity, and unemployment insurance, under which we make contributions at specified percentages of the salaries of our employees. We also purchase commercial health and accidental insurance coverage for our employees. Bonuses are generally discretionary and based in part on the overall performance of our business and in part on employee performance. We have adopted share incentive plans to grant share-based incentive awards to our eligible employees to incentivize their contributions to our growth and development.

OTHER INFORMATION

Compliance with the Corporate Governance Code

After the Listing, we have complied with all the code provisions of the Corporate Governance Code (the “Corporate Governance Code”) set forth in Appendix 14 to the Rules Governing the Listing of Securities on the Stock Exchange (the “Listing Rules”), save for the following.

Pursuant to code provision C.2.1 of the Corporate Governance Code, companies listed on The Stock Exchange of Hong Kong Limited (the “Stock Exchange”) are expected to comply with, but may choose to deviate from the requirement that the responsibilities between the chairperson and the chief executive officer should be segregated and should not be performed by the same individual. The Company does not have a separate chairman and chief executive officer and Mr. Yuan Zhou currently performs these two roles. The Board believes that vesting the roles of both chairperson and chief executive officer in the same person has the benefit of ensuring consistent leadership within the Group and enables more effective and efficient overall strategic planning for the Group.

The Board considers that the balance of power and authority for the present arrangement will not be impaired and this structure will enable the Company to make and implement decisions promptly and effectively. The Board will continue to review and consider splitting the roles of chairman of the Board and the chief executive officer of the Company if and when it is appropriate taking into account the circumstances of the Group as a whole.

In light of the amendments to the Corporate Governance Code which came into effect on January 1, 2022 and the additional requirements imposed on the corporate governance reports for the financial year commencing on or after January 1, 2022, the Company will continue to regularly review and monitor its corporate governance practices to ensure compliance with the latest version of the Corporate Governance Code. The Company will report its compliance with the latest version of the Corporate Governance Code in the corporate governance report of the Company for the year ending December 31, 2022.

Compliance with the Model Code for Securities Transactions by Directors

The Class A ordinary shares of the Company (“Class A Ordinary Shares”) were only listed on the Stock Exchange on April 22, 2022, since which time the Model Code has been applicable to the Company.

The Company has adopted the Code for Dealings in Securities by Management (the “Company’s Code”), with terms no less exacting that the Model Code for Securities Transactions by Directors of Listed Issuers as set out in Appendix 10 to the Listing Rules, as its own securities dealing code to regulate all dealings by Directors and relevant employees of securities in the Company and other matters covered by the Code.

Specific enquiry has been made of all the Directors and the relevant employees and they have confirmed that they have complied with the Company’s Code since the Listing Date up to the date of this announcement.

Audit Committee

The audit committee of the Board (“Audited Committee”) comprises of three independent non-executive Directors, namely Mr. Hanhui Sam Sun, Ms. Hope Ni, and Mr. Derek Chen. Mr. Hanhui Sam Sun, being the chairman of the Audit Committee, is appropriately qualified as required under Rules 3.10(2) and 3.21 of the Listing Rules.

Purchase, Sale or Redemption of the Company’s Listed Securities

During the six months ended June 30, 2022 and up to the date of this announcement, the Company repurchased a total of 1,830,950 Class A Ordinary Shares (the “Repurchased Shares”) of the Company, comprising 46,100 Repurchased Shares on the Stock Exchange at an aggregate consideration of HK$1,332,270 and 1,784,850 Repurchased Shares on the New York Stock Exchange at an aggregate consideration of US$5,835,660. Particulars of the Repurchased Shares are as follows:

Month of	No. and Method of	Price paid per share				Aggregate
Repurchase	Repurchased Shares	Highest		Lowest		Consideration
June 2022	46,100 on the Stock Exchange	HK$	30	HK$	27.6	HK$	1,332,270
	229,450 on the New York Stock Exchange	US$	3.96	US$	3.61	US$	872,964
July 2022	1,555,400 on the New York Stock Exchange	US$	3.72	US$	2.74	US$	4,962,696

As at the date of this announcement, the number of Class A Ordinary Shares in issue was reduced by 275,550 shares as a result of the cancellation of the Repurchased Shares on July 27, 2022. Upon cancellation of the Repurchased Shares, Mr. Yuan Zhou, the weighted voting rights (“WVR”) beneficiary (“WVR Beneficiary”) of the Company simultaneously reduced his Shares carrying WVR in the Company proportionately by way of converting his 16,249 Class B ordinary shares (“Class B Ordinary Shares”) into Class A Ordinary Shares on a one-to-one ratio pursuant to Rule 8A.21 of the Listing Rules on July 27, 2022, such that the proportion of shares carrying WVR of the Company shall not be increased, pursuant to the requirements under Rules 8A.13 and 8A.15 of the Listing Rules.

Save as disclosed above, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company’s securities listed on the Stock Exchange during the six months ended June 30, 2022 and up to the date of this announcement.

Material Litigation

The Company was not involved in any material litigation or arbitration during the six months ended June 30, 2022. The Directors are also not aware of any material litigation or claims that are pending or threatened against the Company since the Listing Date and up to the date of this announcement.

Use of Proceeds from Global Offering

On April 22, 2022, the Class A Ordinary Shares of the Company were listed on the Main Board of the Stock Exchange. The Company did not receive net proceeds from the Global Offering. The Selling Shareholders (as defined in the prospectus dated April 11, 2022) received all the net proceeds of the Global Offering.

Dividend/Declaration of Interim Dividend and Closure of Register of Members

The Board does not recommend the distribution of an interim dividend for the six months ended June 30, 2022.

UNAUDITED CONDENSED INTERIM CONSOLIDATED STATEMENT OF OPERATIONS AND COMPREHENSIVE LOSS

(All amounts in thousands, except for share and per share data)

		For the Six Months
		Ended June 30,
	Note	2022	2021
		RMB	RMB
Revenues	6	1,579,243	1,116,638
Cost of revenues		(844,098)	(467,414)
Gross profit		735,145	649,224
Operating expenses:
Selling and marketing expenses		(1,038,960)	(789,862)
Research and development expenses		(390,107)	(226,922)
General and administrative expenses		(414,922)	(325,439)
Total operating expenses		(1,843,989)	(1,342,223)
Loss from operations		(1,108,844)	(692,999)
Other income/(expenses):
Investment income		41,320	21,453
Interest income		19,835	11,578
Fair value change of financial instrument		(92,744)	10,610
Exchange gains		44,971	4,765
Others, net		2,931	933
Loss before income tax		(1,092,531)	(643,660)
Income tax expense		(8,773)	(2,117)
Net loss		(1,101,304)	(645,777)
Accretions of convertible redeemable preferred shares to redemption value		–	(170,585)
Net loss attributable to Zhihu Inc.’s shareholders		(1,101,304)	(816,362)
Net loss		(1,101,304)	(645,777)
Other comprehensive income/(loss):
Foreign currency translation adjustments		160,977	(102,156)
Total other comprehensive income/(loss)		160,977	(102,156)
Total comprehensive loss		(940,327)	(747,933)
Accretions of convertible redeemable preferred shares to redemption value		–	(170,585)
Comprehensive loss attributable to Zhihu Inc.’s shareholders		(940,327)	(918,518)
Net loss per share, basic and diluted	5	(3.62)	(4.45)
Weighted average number of ordinary shares, basic and diluted	5	303,843,801	183,518,197

Share-based compensation expenses included in:
Cost of revenues		8,609	4,581
Selling and marketing expenses		12,668	9,417
Research and development expenses		30,064	10,317
General and administrative expenses		235,163	227,557

UNAUDITED CONDENSED INTERIM CONSOLIDATED BALANCE SHEET

(All amounts in thousands, except for share and per share data)

		As of	As of
	Note	June 30, 2022	December 31, 2021
		RMB	RMB
ASSETS
Current assets:
Cash and cash equivalents		2,249,117	2,157,161
Restricted cash		281,879	–
Term deposits		935,569	2,815,509
Short-term investments		2,664,610	2,239,596
Trade receivables	3	832,216	831,628
Amounts due from related parties		39,229	18,196
Prepayments and other current assets		187,380	272,075

Total current assets		7,190,000	8,334,165

Non-current assets:
Property and equipment, net		8,155	9,865
Intangible assets, net		57,863	68,308
Goodwill		73,663	73,663
Long-term investments		12,383	19,127
Term deposits		885,905	159,393
Right-of-use assets		123,035	126,512
Other non-current assets		14,132	14,132

Total non-current assets		1,175,136	471,000

Total assets		8,365,136	8,805,165

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accrued liabilities	4	1,213,206	1,026,534
Salary and welfare payables		244,600	313,676
Taxes payable		35,479	66,184
Contract liabilities		269,932	239,757
Amounts due to related parties		84,174	83,591
Short-term lease liabilities		51,586	40,525
Other current liabilities		216,551	127,447

Total current liabilities		2,115,528	1,897,714

Non-current liabilities:
Long-term lease liabilities		66,849	82,133
Deferred tax liabilities		12,830	14,030
Other non-current liabilities		84,324	73,139

Total non-current liabilities		164,003	169,302

Total liabilities		2,279,531	2,067,016

UNAUDITED CONDENSED INTERIM CONSOLIDATED BALANCE SHEET (CONTINUED)

(All amounts in thousands, except for share and per share data)

	Note	As of June 30, 2022	As of December 31, 2021
		RMB	RMB
Shareholders’ equity:
Class A Ordinary shares (US$0.000125 par value, 1,500,000,000 and 1,550,000,000 shares authorized as of December 31, 2021 and June 30, 2022 respectively; 279,835,705 and 299,194,954 shares issued and outstanding as of December 31, 2021 and June 30, 2022, respectively)		235	226
Class B Ordinary shares (US$0.000125 par value, 50,000,000 shares authorized as of December 31, 2021 and June 30, 2022 respectively; 19,227,592 shares issued and outstanding as of December 31, 2021 and June 30, 2022, respectively)		15	15
Treasury stock		(7,065)	–
Additional paid-in capital		13,636,989	13,350,347
Accumulated other comprehensive loss		(178,141)	(339,118)
Accumulated deficit		(7,382,120)	(6,280,816)

Total Zhihu Inc.’s shareholders’ equity		6,069,913	6,730,654
Non-controlling interests		15,692	7,495

Total shareholders’ equity		6,085,605	6,738,149

Total liabilities and shareholders’ equity		8,365,136	8,805,165

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL INFORMATION

1.	GENERAL INFORMATION

Zhihu Inc. (the “Company” or “Zhihu”), previously known as Zhihu Technology Limited, was incorporated in the Cayman Islands on May 17, 2011 under the Cayman Islands Companies Law as an exempted company with limited liability. The Company, through its consolidated subsidiaries and variable interest entities (“VIEs”) (collectively referred to as the “Group”) is primarily engaged in the operation of one online content community and monetizes through paid membership services, advertising services, content-commerce solutions services and vocational training in the People’s Republic of China (the “PRC” or “China”). In March 2021, the Company completed its initial public offering (the “IPO”) on the New York Stock Exchange in the United States of America. In April 2022, the Company successfully listed its Class A ordinary shares on the Main Board of The Stock Exchange of Hong Kong Limited.

2.	SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of presentation

The accompanying unaudited condensed interim consolidated financial information has been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for interim financial information. Accordingly, they do not include all of the information and footnotes required by U.S. GAAP for complete financial statements. The unaudited condensed interim consolidated financial information has been prepared on the same basis as the audited consolidated financial statements as of December 31, 2021 and for the year ended December 31, 2021. In the opinion of management, all adjustments, consisting of normal recurring adjustments necessary for the fair statement of results for the periods presented, have been included. The results of operations of any interim period are not necessarily indicative of the results of operations for the full year or any other interim period.

The unaudited condensed interim consolidated financial information and related disclosures have been prepared with the presumption that users of the unaudited condensed interim consolidated financial information should be read in conjunction with the audited consolidated financial statements as of December 31, 2021 and for the year ended December 31, 2021. The condensed interim consolidated balance sheet at December 31, 2021 has been derived from the audited financial statements at that date but does not include all the information and footnotes required by U.S. GAAP. Accordingly, this unaudited condensed interim consolidated financial information should be read in conjunction with the audited consolidated financial statements and notes thereto as of December 31, 2021 and for the year ended December 31, 2021.

(b)	Principles of consolidation

The unaudited condensed interim consolidated financial information includes the financial information of the Company, its subsidiaries, the VIEs and subsidiaries of the VIEs for which the Company are the primary beneficiary.

Subsidiaries are those entities in which the Company, directly or indirectly, controls more than one half of the voting power, has the power to appoint or remove the majority of the members of the board of directors, or to cast a majority of votes at the meeting of the board of directors, or has the power to govern the financial and operating policies of the investee under a statute or agreement among the shareholders or equity holders.

A consolidated VIE is an entity in which the Company, or its subsidiary, through contractual arrangements, has the power to direct the activities that most significantly impact the entity’s economic performance, bears the risks of and enjoys the rewards normally associated with ownership of the entity, and therefore the Company or its subsidiary is the primary beneficiary of the entity.

All transactions and balances among the Company, its subsidiaries, the consolidated VIEs and subsidiaries of the VIEs have been eliminated upon consolidation.

(c)	Use of estimates

The preparation of the Group’s unaudited condensed interim consolidated financial information in conformity with the U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent liabilities at the balance sheet date and reported revenues and expenses during the reported periods in the unaudited condensed interim consolidated financial information and accompanying notes. Significant accounting estimates include but are not limited to assessment for the determination of the fair value of convertible redeemable preferred shares valuation, recognition of share-based compensation expenses and purchase price allocation in relation to acquisition.

(d)	Functional currency and foreign currency translation

The Group uses Renminbi (“RMB”) as its reporting currency. The functional currency of the Company and its overseas subsidiaries which incorporated in the Cayman Islands and Hong Kong is United States dollars (“US$”). The functional currency of the Group’s PRC entities is RMB.

In the unaudited condensed interim consolidated financial information, the financial information of the Company and other entities located outside of the PRC has been translated into RMB. Assets and liabilities are translated at the exchange rates on the balance sheet date, equity amounts are translated at historical exchange rates, and revenues, expenses, gains and losses are translated using the periodic average exchange rate. Translation adjustments are reported as foreign currency translation adjustments and are shown as a component of other comprehensive (loss)/income in the unaudited condensed interim consolidated statement of operations and comprehensive loss.

Foreign currency transactions denominated in currencies other than the functional currency are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency using the applicable exchange rates at the balance sheet dates. Net gains and losses resulting from foreign exchange transactions are included in others, net in the unaudited condensed interim consolidated statement of operations and comprehensive loss.

(e)	Segment reporting

Operating segments are defined as components of an enterprise engaging in business activities for which separate financial information is available that is regularly evaluated by the Group’s chief operating decision makers (“CODM”). Based on the criteria established by ASC 280 “Segment Reporting”, the Group’s CODM has been identified as the Chief Executive Officer, who reviews consolidated results of the Group when making decisions about allocating resources and assessing performance.

The Group’s CODM reviews consolidated results including revenue and operating income at a consolidated level. This resulted in only one operating and reportable segment in the Group.

The Group’s long-lived assets are substantially all located in the PRC and substantially all the Group’s revenues are derived from within the PRC, therefore, no geographical segments are presented.

3.	TRADE RECEIVABLES

Trade receivables consisted of (in thousands):

	As of	As of
	June 30,	December 31,
	2022	2021
	RMB	RMB
Trade receivables, gross	910,246	890,223
Provision of allowance for expected credit losses	(78,030)	(58,595)

Trade receivables, net	832,216	831,628

An aging analysis based on the relevant recognition dates is as follows (in thousands):

	As of	As of
	June 30,	December 31,
	2022	2021
	RMB	RMB
0-3 months	351,675	495,638
3-6 months	170,527	219,410
6-12 months	298,572	124,725
Over 1 year	89,472	50,450

Trade receivables, gross	910,246	890,223

4.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

An aging analysis of accounts payable and accrued liabilities is as follows (in thousands):

	As of	As of
	June 30,	December 31,
	2022	2021
	RMB	RMB
0-3 months	1,073,077	981,953
3-6 months	121,624	43,664
6-12 months	17,844	253
Over 1 year	661	664

Total	1,213,206	1,026,534

Accrued liabilities primarily reflect receipts of goods and services that have not yet been invoiced to the Group. When the Group is invoiced for these goods and services, this balance will be reclassed to accounts payable. Aging analysis of accounts payable has been presented based on invoice date and the amounts of accrued liabilities were categorized as 0-3 months.

5.	NET LOSS PER SHARE

Basic and diluted loss per share have been calculated in accordance with ASC260 for the six months ended June 30, 2021 and 2022. Shares issuable for little consideration have been included in the number of outstanding shares used for basic and diluted loss per share.

	For the Six Months Ended June 30,
	2022	2021
Numerator (RMB in thousands):
Net loss	(1,101,304)	(645,777)
Accretions of preferred shares to redemption value	–	(170,585)
Net loss attributable to ordinary shareholders	(1,101,304)	(816,362)
Denominator:
Weighted average number of ordinary shares outstanding, basic	303,843,801	183,518,197
Weighted average number of ordinary shares outstanding, diluted	303,843,801	183,518,197
Net loss per share, basic (RMB)	(3.62)	(4.45)
Net loss per share, diluted (RMB)	(3.62)	(4.45)

Basic and diluted loss per ordinary share are computed using the weighted average number of ordinary shares outstanding during the year. Both Class A and Class B ordinary shares are included in the calculation of the weighted average number of ordinary shares outstanding, basic and diluted.

The following ordinary shares equivalents were excluded from the computation of dilutive net loss per share to eliminate any antidilutive effect:

	For the Six Months Ended June 30,
	2022	2021
Share options	7,309,039	22,861,690

6.	REVENUE

Key revenues streams are as below (in thousands):

	For the Six Months Ended June 30,
	2022	2021
	RMB	RMB
Advertising service	454,914	462,002
Paid membership service	492,838	281,444
Content-commerce solutions	467,241	328,276
Vocational Training	85,671	9,635
Others	78,579	35,281

Total revenues	1,579,243	1,116,638

7.	DIVIDEND

The Board does not recommend the distribution of an interim dividend for the six months ended June 30, 2022.

PUBLICATION OF THE INTERIM RESULTS ANNOUNCEMENT AND INTERIM REPORT

This interim results announcement is published on the websites of the Stock Exchange (www.hkexnews.hk) and the Company (https://ir.zhihu.com/). The interim report for the six months ended June 30, 2022 will be dispatched to the Company’s shareholders and made available for review on the same websites in due course.

By Order of the Board
Zhihu Inc.
Yuan Zhou
Chairman

Hong Kong, August 30, 2022

As of the date of this announcement, the Board comprises Mr. Yuan Zhou, Mr. Dahai Li and Mr. Wei Sun as executive Directors, Mr. Zhaohui Li and Mr. Dingjia Chen as non-executive Directors and Mr. Hanhui Sam Sun, Ms. Hope Ni and Mr. Derek Chen as independent non-executive Directors.